CUSIP No. 22281W103	Page 1 of 7

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Covansys Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22281W103

(Cusip Number)

Alan L. Stinson
Executive Vice President and Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
Todd C. Johnson, Esq.
Senior Vice President and Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

September 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22281W103			Page 2 of 7

1.	Name of Reporting Person: Fidelity National Financial, Inc.		I.R.S. Identification Nos. of above persons (entities only): 86-0498599

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 15,000,000 (See also Item 5)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000,000 (See also Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.04%(1)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 22281W103			Page 3 of 7

1.	Name of Reporting Person: Fidelity Information Services, Inc.		I.R.S. Identification Nos. of above persons (entities only): 71-0405375

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 15,000,000 (See also Item 5)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000,000 (See also Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.04%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)	Based on 37,616,753 shares of Common Stock expected to be outstanding following the closing of the transactions described in Covansys’ proxy statement dated August 26, 2004 and assuming exercise of the Warrants (as defined by Item 4).

CUSIP No. 22281W103	Page 4 of 7

Item 1. Security and Issuer

     This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 6, 2004 (the “Original Schedule 13D”) by Fidelity National Financial, Inc. and Fidelity Information Services, Inc. (“FIS”) and relates to the common stock, no par value (the “Common Stock”), of Covansys Corporation, a Michigan corporation (“Covansys”). The principal executive offices of Covansys are located at 32605 West Twelve Mile Road, Farmington Hills, Michigan 48334. Except as specifically amended by this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     FIS paid the purchase price for the Common Stock and the Warrants in the amount described in Item 4 with funds from working capital. FIS did not exercise any of the options granted to it pursuant to the Shareholder’s Agreement.

Item 4. Purpose of Transaction

     Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     On August 17, 2004, FIS entered into an Amendment and Acknowledgement (the “Amendment”) with Covansys, CDR-Cookie Acquisition, L.L.C., a Delaware limited liability company (“CDR”), Vattikuti and the RBV Trust, amending the Stock Purchase Agreement and the Common Stock Purchase Agreement to decrease the price for which FIS would purchase (i) the shares of Common Stock and warrants to purchase Common Stock under the Stock Purchase Agreement from $104,400,000 to $95,700,000 and (ii) the shares of Common Stock under the Common Stock Purchase Agreement from $26,450,000 to $25,300,000.

     On September 15, 2004, the transactions contemplated by the Stock Purchase Agreement and the Common Stock Purchase Agreement were consummated and FIS purchased (i) from the Company, 8,700,000 shares of Common Stock and warrants to purchase 4,000,000 shares of Common Stock at exercise prices ranging from $15.00 to $24.00 per share (the “Warrants”) for an aggregate purchase price of $95,700,000 and (ii) from the RBV Trust, 2,300,000 shares of Common Stock for an aggregate purchase price of $25,300,000.

     On September 15, 2004, FIS entered into a Registration Rights Agreement with Covansys and CDR (the “Registration Rights Agreement”). The Registration Rights Agreement grants FIS and CDR certain demand and piggy-back registration rights with respect to the Common Stock, including shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 22281W103	Page 5 of 7

     The foregoing descriptions of the Amendment and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Amendment and the Registration Rights Agreement, copies of which are incorporated herein by reference and attached hereto as Exhibits 6 and 7, respectively.

     On September 15, 2004, pursuant to the terms of the Standstill Agreement, Messrs. William P. Foley, II, Frank R. Sanchez and Gary C. Wendt were named to the board of directors of Covansys.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     FIS is the direct beneficial owner of 15,000,000 shares of Common Stock (on an as-exercised basis), constituting approximately 36.04% of the outstanding shares of Common Stock based on 37,616,753 shares of Common Stock expected to be outstanding following the closing of the transactions described in Covansys’ proxy statement dated August 26, 2004 and assuming exercise of the Warrants.

     Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days by FIS, nor to the knowledge of FIS, as of the date hereof, by any person listed on Schedule I hereto.

     No other person is known by FIS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by FIS.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     The information set forth in Items 3, 4 and 5 of this Amendment No. 1 and the exhibits to this Amendment No. 1 are hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

     Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description
6	Amendment and Acknowledgement, dated as of August 17, 2004, by and among Fidelity Information Services, Inc., an Arkansas corporation, Covansys Corporation, a Michigan corporation, CDR-Cookie Acquisition, L.L.C., a Delaware limited liability company, Rajendra B. Vattikuti, and The Rajendra B. Vattikuti Trust, established pursuant to the Second Amendment and Restatement of Revocable Living Trust Agreement, dated as of February 1, 1995.

7	Registration Rights Agreement, dated as of September 15, 2004, by and among CDR-Cookie Acquisition, L.L.C., a Delaware limited liability company, Fidelity Information Services, Inc., an Arkansas corporation, and Covansys Corporation, a Michigan corporation.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

Date: September 15, 2004	By:	/s/ Alan L. Stinson

Alan L. Stinson Executive Vice President and Chief Financial Officer

FIDELITY INFORMATION SERVICES, INC.

	By:	/s/ Alan L. Stinson

Alan L. Stinson Executive Vice President and Chief Financial Officer

CUSIP No. 22281W103	Page 7 of 7

EXHIBIT INDEX

Exhibit No.	Description
6	Amendment and Acknowledgement, dated as of August 17, 2004, by and among Fidelity Information Services, Inc., an Arkansas corporation, Covansys Corporation, a Michigan corporation, CDR-Cookie Acquisition, L.L.C., a Delaware limited liability company, Rajendra B. Vattikuti, and The Rajendra B. Vattikuti Trust, established pursuant to the Second Amendment and Restatement of Revocable Living Trust Agreement, dated as of February 1, 1995.

7	Registration Rights Agreement, dated as of September 15, 2004, by and among CDR-Cookie Acquisition, L.L.C., a Delaware limited liability company, Fidelity Information Services, Inc., an Arkansas corporation, and Covansys Corporation, a Michigan corporation.